ANNUAL REPORT

2004

ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc.
and Subsidiary
Peoples Bank of Kent County, Maryland
Chestertown, Maryland

94 years of Peoples
Serving People



Chairman E. Roy Owens with his wife Marlene.

TABLE OF CONTENTS

DIRECTORS, OFFICERS AND OTHER PERSONNEL 1

LETTER TO THE SHAREHOLDERS 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 5

FINANCIAL HIGHLIGHTS AND COMMITTEES 20

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS 21

CONSOLIDATED STATEMENTS OF INCOME 22

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY 23

CONSOLIDATED STATEMENTS OF CASH FLOWS 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

REPORT OF INDEPENDENT AUDITORS ..... INSIDE BACK COVER

PEOPLES BANCORP, INC.

DIRECTORS

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore
Chestertown, Maryland

E. Roy Owens
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

PEOPLES BANCORP, INC. AND SUBSIDIARY

PEOPLES BANK OF KENT COUNTY, MARYLAND

OFFICERS

E. Roy Owens
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President & Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President & Auditor

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

R. Michael Hart
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Cecil A. Nolan
Assistant Vice President

Sheila M. Dwyer
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Kay B. Pinder
Assistant Cashier

Isabella V. Sampson
Assistant Cashier

Denise M. Sudnick
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Robert A. Moore
Secretary to the Board

BANKING SERVICES

AMERICAN EXPRESS SERVICES
BILL PAYING SERVICE
BUSINESS MANAGER
CERTIFICATES OF DEPOSIT
CHECKING ACCOUNTS
CHRISTMAS CLUBS
DEBIT CARDS
DIRECT DEPOSIT PAYROLL
DISCOUNT BROKERAGE SERVICES
DRIVE-IN SERVICE
INDIVIDUAL RETIREMENT ACCOUNTS
INTERNET BANKING
INVEST FINANCIAL CORPORATION
Annuities, Bonds, Life Insurance, Stocks, Mutual Funds
KEOGH RETIREMENT PLANS
LOANS, ALL TYPES
MONEY MARKET ACCOUNTS
MONEY ORDERS
NIGHT DEPOSIT SERVICES
NOW ACCOUNTS
SAFE DEPOSIT BOXES
SAVINGS ACCOUNTS
SUPER NOW ACCOUNTS
TELEPHONE BANKING
TRAVELERS CHEQUES
24 HOUR AUTOMATED BANKING
U.S. GOVERNMENT SAVINGS BONDS
VISA/MASTER CARD ACCOUNTS

OTHER PERSONNEL

Bonnie L. Allen
Charles J. Ashley, Sr.
Elisabeth A. Baugher
Margaret A. Black
Stacey M. Boothe
Peggy M. Christian
Jason R. Conner
Regina K. Crites
Leslie J. Cryder
Sarah A. Darrah
Jayme L. Davidson
Janice L. Dey
Katie E. DiSano
Tammy L. Dlugoborski
Calvin A. Frazier
Anjanette S. Graves
Elizabeth M. Green
Mary M. Guseman
Anita T. Hayes
Mary A. Landa
Lori A. Larrimore
Gwendolyn A. Lomax
Tina P. Lusby
S. Amanda Miller
Shirley M. Nicholson
Tracy A. Piasecki
Doris H. Schauber
David N. Shields
Sandra M. Squires
Joan E. Stevens
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas
Heather D. Thompson
Lacey M. Townsend
Jo Ann T. Wagner
Shirley E. Warren
William Warren, Jr.
Lori A. Welch
Alicin L. Wilson
Donald L. Yerkie

March 1, 2005

To our Shareholders:

On behalf of the Board of Directors and the Bank's employees, we are pleased to report on your Company's highlights for the year ending December 31, 2004. In the pages that follow, you will find a more in-depth description and analysis of the Company's financial condition and results of operations. Also in the following pages, you will meet all the dedicated people who helped make 2004 a record breaking year.

Total assets increased 12.50% over year-end 2003 to $202,945,705. Breaking the 200 million dollar mark in total assets was a milestone for the Bank and we are very thankful to our community for providing us with this growth. Fortunately, this growth in assets had a beneficial effect on our net income as it rose to $2,889,287, a 27.82% increase over 2003. On a per share basis, earnings were $3.64 versus $2.84 per share for 2003, a 28.17% increase. Together with dividends and your stock appreciation, the total return on your investment in Peoples Bancorp, Inc., amounted to 15.95% for 2004.

Other highlights of 2004 included welcoming Marion P. "Chip" Everett into our Bank as a Senior Vice President. Chip, a native of Kent County, comes to us with 27 years of banking experience, the last 18 of which were with The Chestertown Bank of Maryland. He and his wife, Beth, have lived in Church Hill for 19 years and have two sons, Will-17, and Ben-12. Chip joins Tommy Tucker in being the Bank's primary business development officers. If you have not met Chip and are able to attend our annual shareholders' meeting on May the 18th, I will make sure to introduce you to him there.

Going into 2005, we are optimistic that our local economy will remain stable and we look forward to continuing our substantial investment in the community. Certainly, we are truly grateful for our community's investment in Peoples Bank. They have provided us with a remarkable year.

Finally, as you will read on the next page, my mentor, Roy Owens, retired from the Board of Directors on December 31, 2004. Mr. Owens led Peoples Bank for 32 years with distinction, honor, and integrity. All of us who know Mr. Owens are better individuals for having had the opportunity to learn from his dedicated leadership. I personally thank him for what he has taught me as a banker and personally through his visible caring and desire to do good for all the community. All of us wish him a long, healthy and fulfilling retirement with his wonderful wife, Marlene.

Regards and have a Great 2005,

Tom

Thomas G. Stevenson
President & CEO

March 1, 2005

Dear Shareholders, Customers and Friends:

After more than fifty years in banking (thirty two of them with Peoples Bank of Kent County, Maryland) the final curtain call took place on December 31, 2004 when I retired from our Board Of Directors. The profession that I chose to pursue in September 1954 has surely enhanced my life in many ways. I have had the good fortune of meeting an enormous number of people that have inspired my gratefulness for their friendship, support and help in making my banking career an uplifting experience. Speaking of September 1954, I had just begun working in banking at the Sussex Trust Company in Laurel, Delaware when hurricane Hazel struck the eastern shore of Maryland on a Friday evening and did quite a lot of damage. The bank closed early (about 6:00 P.M.) on that Friday evening. Just a little trivia is always interesting!

When I first came with our bank in March 1972, my office was an open office in the lobby of our Main Office in downtown Chestertown. Mr. Parks Rasin, Jr., our President at that time, wanted me to meet as many customers as I could, and as soon as possible. At that time we only had two locations, a branch in Rock Hall and the Main Office in Chestertown. We had about eighteen employees, and total assets of approximately $14,500,000. As of December 31, 2004, we are very proud to report total assets of $202,945,705 and sixty-eight employees in five locations. We have been very fortunate in growing our bank during my tenure. Of course, as all of you know, our success has come about through teamwork and dedication among all of our employees and directors, as well as the confidence and loyalty that our stockholders and customers have displayed in all of us. I can only say that I will always treasure the support and loyalty that has been rendered to me from all of you. When I first entered banking with a small independent community bank, many people would say to me, "why did you choose a small bank? It will not be long before all of the larger banks will be merging community banks into their fold." I did not believe all small banks would be considering a merger with a larger bank, and today I am even more convinced community banks are here to stay provided they are well promoted by the entire staff.

As you know, we are making plans to build a full service branch bank in Church Hill, Maryland on the corner of U.S. Route 213 and Route 300. We hope to break ground sometime in the spring. Watch for our Grand Opening and the gifts that will be given away. We are looking forward to serving the public even more in Church Hill and the surrounding communities. There is a significant amount of economic activity surfacing in the upper eastern shore and we are attempting to position ourselves to meet these challenges as our economy expands.

In closing, I just want to personally thank all of you for the support and loyalty in making a banking career possible for me and my family. Best wishes to all of you always.

Respectfully,

E. Roy Owens
Chairman

BUSINESS OF THE COMPANY

Peoples Bancorp, Inc. (the "Company") was incorporated as a Maryland corporation on December 10, 1996. The Company acquired Peoples Bank of Kent County, Maryland (the "Bank") on March 24, 1997. The Company was organized to become the holding company for the Bank under the federal Bank Holding Company Act of 1956, as amended. Currently, the Bank is the Company's only subsidiary and the Company's only business is its investment in all of the issued and outstanding shares of the Bank's common stock.

The Bank was incorporated under the laws of the State of Maryland in 1910. The Bank is a full-service commercial bank offering a variety of services to satisfy the needs of consumers and small- to medium-sized businesses and professional enterprises. The Bank operates five branches located entirely in Kent County, Maryland. The Bank draws most of its customer deposits and conducts the bulk of its lending business within its primary service area, which encompasses all of Kent County, northern Queen Anne's County, and southern Cecil County, Maryland. This primary service area is located between the Chesapeake Bay and the western boundary of Delaware.

The Bank offers a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. In addition, the Bank offers certain retirement account services, such as Individual Retirement Accounts. The Bank also offers a full range of short- to medium-term commercial and personal loans. The Bank originates mortgage loans and real estate construction and acquisition loans, as well as secondary fixed rate and adjustable rate mortgages. These loans generally have a demand feature. Other Bank services include cash management services, safe deposit boxes, traveler's checks, internet banking, direct deposit of payroll and social security checks, and automatic drafts for various accounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's consolidated financial condition and results of operations should be read in conjunction with the Company's financial statements and related notes and other statistical information included elsewhere in this report.

Overview

The Company recorded a 27.82% increase in net income for 2004 over 2003. Basic net income per share for 2004 was $3.64, compared to $2.84 for 2003, which represents an increase of 28.17%. There were no dilutive shares in 2004 or 2003.

Return on average assets was 1.54% for 2004, compared to 1.34% for 2003. Return on average stockholders' equity for 2004 was 13.98%, compared to 11.56% for 2003. Average assets increased 11.18% totaling $187,417,577, average loans increased 19.36% totaling $151,982,588, average deposits increased 8.27% totaling $152,330,146, and average stockholders' equity increased 5.64% totaling $20,661,437 for the year ended December 31, 2004 when compared to 2003.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 of the Notes to Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 of the Notes to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the "FINANCIAL CONDITION—Liquidity and Interest Rate Sensitivity" section of this financial review.

RESULTS OF OPERATIONS

The Company reported net income of $2,889,287, or $3.64 per share, for the year ended December 31, 2004, which was an increase of $628,915 or 27.82%, over the net income of $2,260,372, or $2.84 per share, for the year ended December 31, 2003.

Net Interest Income

The primary source of income for the Company is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between the interest-earning assets and the Company's funding sources. The table "Average Balances, Interest, and Yield" which follows shows the Company's average volume of interest-earning assets and interest-bearing liabilities for 2004 and 2003, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from activity changes.

For the year ended December 31, 2004, net interest income increased $1,079,427, or 15.56%, to $8,017,303, from $6,937,876 for the year ended December 31, 2003. The increase in net interest income was the result of a decrease in interest expense of $275,158 combined with an increase of $804,269 in interest revenue. Net interest income increased primarily because the balance of interest-earning assets grew faster than the balance of deposits and borrowed funds. The yield on interest-earning assets decreased to 5.93% in 2004, from 6.12% in 2003 on a fully taxable equivalent basis, while the combined effective rate on deposits and borrowed funds decreased to 1.82% from 2.23% for the same period.

The key performance measure for net interest income is the "net margin on interest-bearing assets," or net interest income divided by average interest-earning assets. The Company's net interest margin for 2004 on a fully taxable equivalent basis was 4.52% compared to 4.38% for 2003. Management of the Company attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.



Main Office

Average Balances, Interest, and Yields

	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	$ 3,057,225	$ 36,255	1.19%	$ 3,705,451	$ 41,600	1.12%
Interest-bearing deposits	54,076	477	0.88%	21,379	216	1.01%
Investment securities:						
U. S. government agency	22,717,070	889,216	3.91%	28,595,830	1,278,464	4.47%
Other	465,718	15,967	3.43%	405,722	17,436	4.30%
Total investment securities	23,182,788	905,183	3.90%	29,001,552	1,295,900	4.47%
Loans:						
Demand and time	29,993,615	1,836,365	6.12%	25,743,880	1,544,467	6.00%
Mortgage	118,330,664	7,412,706	6.26%	98,504,453	6,570,415	6.67%
Installment	4,875,125	388,914	7.98%	4,285,820	343,726	8.02%
Total loans	153,199,404	9,637,985	6.29%	128,534,153	8,458,608	6.58%
Allowance for loan losses	1,216,816			1,201,178		
Total loans, net of allowance	151,982,588	9,637,985	6.34%	127,332,975	8,458,608	6.64%
Total interest-earning assets	178,276,677	10,579,900	5.93%	160,061,357	9,796,324	6.12%
Noninterest-bearing cash	3,824,663			3,594,543		
Premises and equipment	3,770,704			3,349,263		
Other assets	1,545,533			1,569,883		
Total assets	$187,417,577			$168,575,046		
Liabilities and Stockholders' Equity						
Interest-bearing deposits						
Savings and NOW deposits	$ 42,867,658	$ 153,793	0.36%	$ 38,733,833	$ 248,700	0.64%
Money market and supernow	17,721,174	97,054	0.55%	14,309,314	101,283	0.71%
Other time deposits	64,291,343	2,113,281	3.29%	64,835,213	2,354,874	3.63%
Total interest-bearing deposits	124,880,175	2,364,128	1.89%	117,878,360	2,704,857	2.29%
Borrowed funds	13,585,811	153,336	1.13%	7,224,042	87,765	1.21%
Total interest-bearing liabilities	138,465,986	2,517,464	1.82%	125,102,402	2,792,622	2.23%
Noninterest-bearing deposits	27,449,971			22,820,952		
	165,915,957			147,923,354		
Other liabilities	840,183			1,092,776		
Stockholders' equity	20,661,437			19,558,916		
Total liabilities and stockholders' equity	$187,417,577			$168,575,046		
Net interest spread			4.11%			3.89%
Net interest income		$8,062,436			$7,003,702	
Net margin on interest-earning assets			4.52%			4.38%

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non-GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2004 compared with 2003 variance due to			Year ended December 31, 2003 compared with 2002 variance due to		
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$ (5,345)	$ 1,915	$ (7,260)	$ (7,867)	$ (17,416)	$ 9,549
Interest-bearing deposits	261	(69)	330	(1,053)	(130)	(923)
Investment securities:						
U. S. government agency	(389,248)	(126,467)	(262,781)	(509,854)	(231,626)	(278,228)
Other	(1,469)	(4,049)	2,580	(5,592)	(6,776)	1,184
Loans:						
Demand and time	291,898	36,914	254,984	74,839	(223,972)	298,811
Mortgage	842,291	(480,117)	1,322,408	68,308	(571,326)	639,634
Installment	45,188	(2,074)	47,262	2,578	(29,144)	31,722
Total interest revenue	783,576	(573,947)	1,357,523	(378,641)	(1,080,390)	701,749
Interest-bearing liabilities						
Savings and NOW deposits	(94,907)	(121,449)	26,542	(79,251)	(120,075)	40,824
Money market and supernow	(4,229)	(28,379)	24,150	(46,261)	(58,668)	12,407
Other time deposits	(241,593)	(221,839)	(19,754)	(195,627)	(350,110)	154,483
Other borrowed funds	65,571	(11,718)	77,289	(54,180)	(5,057)	(49,123)
Total interest expense	(275,158)	(383,385)	108,227	(375,319)	(533,910)	158,591
Net interest income	$1,058,734	$(190,562)	$ 1,249,296	$ (3,322)	$ (546,480)	$543,158

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non-GAAP financial measure).

The variance that is both rate/volume related is reported with the rate variance.

Noninterest Income

Noninterest income for the twelve months ended December 31, 2004 was $938,107, compared to $858,698 for the same period in 2003, which represents an increase of $79,409 or 9.25%. The increase resulted primarily from increases in service charge income and overdraft checking fees during 2004 when compared to 2003, which were the direct result of the increase in volume of deposit accounts that the Company experienced during 2004. A significant portion of the service charges were debit card fees, which increased $99,779, or 17.15%, for the twelve months ended December 31, 2004. These cards are gaining increased acceptance by the Bank's customer base.

The following table presents the principal components of noninterest income for the years ended December 31, 2004 and 2003, respectively.

Noninterest Income

	2004	2003
Service charges on deposit accounts	$727,750	$660,349
Other noninterest revenue	210,357	198,349
Total noninterest income	$938,107	$858,698
Noninterest income as a percentage of average total	0.50%	0.51%

Noninterest Expense

Noninterest expense for the twelve-month period ended December 31, 2004 increased by $131,189, or 3.19%, to $4,246,479 from $4,115,290 for the same period of 2003. The largest component of this increase was the 2.20% increase in compensation and related expenses from $2,574,641 in 2003 to $2,631,220 in 2004. Data processing expenses increased $56,926 during 2004, from $440,088 in 2003 to $496,014 in 2004. Professional fees increased $18,484 as the result of hiring an outside regulatory compliance firm.

The following table presents the principal components of noninterest expense for the years ended December 31, 2004 and 2003, respectively.

Noninterest Expense

	2004	2003
Compensation and related expenses	$2,631,220	$ 2,574,641
Occupancy expense	220,885	211,234
Furniture and equipment expense	188,778	200,517
Data processing and correspondent bank costs	496,014	440,088
Director fees	121,225	117,564
Postage	65,021	63,944
Office supplies	53,286	63,509
Professional fees	69,344	50,860
Printing and stationery	44,767	46,494
Public relations and contributions	52,613	56,968
Telephone	29,525	30,206
Regulatory assessments	35,877	35,416
Loan products	27,149	20,994
Advertising	36,915	33,830
Insurance	28,820	26,035
Other	145,040	142,990
Total nonnterest expense	$4,246,479	$ 4,115,290
Noninterest expense as a percentage of average total assets	2.27%	2.44%

The Company's effective income tax rate was 37.8% in 2004 and 37.1% in 2003.

Results for the Fourth Quarter of 2004

Net income for the three months ended December 31, 2004 was $843,000, compared to $600,000 for the corresponding period in 2003. Earnings per share for the fourth quarters of 2004 and 2003 were $1.06 and $.76, respectively. Increases in net interest income and noninterest income for the three months ended December 31, 2004, compared to the corresponding period in 2003, were offset by increased income taxes and increased noninterest expenses.

After provision for loan losses, the net interest income increase of $400,000, from $1,788,000 for the three months ended December 31, 2003, to $2,188,000 for the three months ended December 31, 2004, was due primarily to the faster repricing of loans than the repricing of deposits. Interest revenue increased $376,000 while interest expense decreased $24,000 during the fourth quarter of 2004 compared to the fourth quarter of 2003.

Comparing the fourth quarter of 2004 to the same period of 2003, noninterest income increased $5,000 from $209,000 to $214,000. This increase was due primarily to the increase in service charges as a result of an increased volume of deposits.

Total noninterest expense increased $6,000 to $1,042,000 for the quarter ended Decermber 31, 2004, from $1,036,000 for the corresponding quarter of 2003. This increase is primarily the result of an increase of $37,000 in salaries and employee benefits from $647,000 for the fourth quarter of 2003 to $684,000 for the corresponding quarter of 2004. Data processing expenses increased $20,000 from $112,000 in 2003 to $132,000 in 2004 and Audit fees were up $5,000. These increases were offset by decreases in occupancy combined with furniture and fixture expenses of $32,000 from $82,000 in 2003 to $50,000 in 2004. Expenses for office supplies decreased $9,000 and other expenses decreased $8,000 for the same period of time.

FINANCIAL CONDITION

Assets

Total assets increased 12.50% to $202,945,705 at December 31, 2004 when compared to assets at December 31, 2003. Average total assets were $187,417,577, an increase of 11.18% in 2004. The loan portfolio represents 85.25% of average earning assets and is the primary source of income for the Company.

Funding for loans is provided primarily by core deposits and short-term borrowings. Total deposits increased 8.13% to $159,762,826 at December 31, 2004, compared to a 6.93% increase for 2003.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $151,982,588 and $127,332,975 during 2004 and 2003, respectively, which constituted 85.25% and 79.55% of average interest-earning assets for the respective periods. At December 31, 2004, the Company's loan to deposit ratio was 106.78% compared to 93.26% at December 31, 2003, while the 2004 average loans to average deposits was 99.77%. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Company's ratio of loans to deposits plus repurchase agreements was 91.60% as of December 21, 2004 compared to 86.08% as of December 31, 2003. The Company extends loans primarily to customers located in and near Kent, Queen Anne's and Cecil Counties, Maryland. There are no industry concentrations in the Company's loan portfolio. The Company does, however, have a substantial portion of its loans in real estate and the real estate market in the region will influence its performance.

The following table sets forth the composition of the Company's loan portfolio as of December 31, 2004 and 2003, respectively.

Composition of Loan Portfolio

	December 31,			
	2004		2003	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 29,907,330	17.41%	$ 24,491,326	17.62%
Real estate – residential	51,490,957	29.97%	44,920,067	32.31%
Real estate - commercial	68,912,371	40.11%	55,686,064	40.05%
Construction	13,939,344	8.11%	6,953,199	5.00%
Consumer	7,542,081	4.40%	6,978,148	5.02%
Total loans	171,792,083	100.00%	139,028,804	100.00%
Deferred fees, net of deferred costs	4,901		(12,241)	
Allowance for loan losses	(1,204,274)		(1,216,881)	
Net loans	$170,592,710		$137,799,682	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the Company's loan portfolio as of December 31, 2004.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2004			
	One year or less	Over one through five years	Over five years	Total
Commercial	$ 29,192,995	$ 667,779	$ 46,556	$ 29,907,330
Real estate – residential	14,426,713	37,064,244	-	51,490,957
Real estate - commercial	26,177,275	42,540,853	194,243	68,912,371
Construction	13,939,344	-	-	13,939,344
Consumer	4,540,816	2,990,016	11,249	7,542,081
Total	$ 88,277,143	$83,262,892	$252,048	$171,792,083
Fixed interest rate	$ 47,894,600	$78,027,607	$205,492	$126,127,699
Variable interest rate	40,382,543	5,235,285	46,556	45,664,384
Total	$ 88,277,143	$83,262,892	$252,048	$171,792,083

As of December 31, 2004, $45,664,384, or 26.58%, of the total loans were either variable rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company generally requires collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Company evaluates each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

At December 31, 2004 and 2003, the Company had the following outstanding commitments, lines of credit, and letters of credit.

	2004	2003
Check loan lines of credit	$ 745,098	$ 693,553
Mortgage lines of credit	14,113,824	11,301,468
Commercial lines of credit	12,880,970	8,298,066
Construction loan commitments	7,013,817	5,626,555
Standby letters of credit	2,056,715	2,199,496
Total	$36,810,424	$28,119,138

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan loss or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

The table "Allocation of Allowance for Loan Losses" which follows shows the specific allowance applied by loan type and also the general allowance included in the December 31, 2004 and 2003, allowance for loan losses.

Allocation of Allowance for Loan Losses

	2004		2003	
Commercial	$ 171,504	14.24%	$ 156,707	12.88%
Real estate	405,326	33.66%	300,086	24.66%
Consumer	113,588	9.43%	184,397	15.15%
Unallocated	513,856	42.67%	575,691	47.31%
Total	$1,204,274	100.00%	$ 1,216,881	100.00%

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan losses was $61,500 in 2004, a decrease of $26,400 from the $87,900 provision in 2003. The decreased provision is primarily the result of bank management tightening its reserve allocation through 2004 due to historically low loan losses. As of December 31, 2004 and 2003, the allowance for loan losses compared to gross loans was 0.70% and 0.88%, respectively.

Allowance for Loan Losses

	2004	2003
Balance at beginning of year	$ 1,216,881	$ 1,159,910
Loan losses:		
Commercial	61,145	9,812
Real Estate	-	-
Consumer	22,806	26,934
Total loan losses	83,951	36,746
Recoveries on loans previously charged off		
Commercial	7,500	90
Real Estate	-	-
Consumer	2,344	5,727
Total loan recoveries	9,844	5,817
Net loan losses	74,107	30,929
Provision for loan losses charged to expense	61,500	87,900
Balance at end of year	$ 1,204,274	$ 1,216,881
Allowance for loan losses to loans outstanding at end of year	0.70%	0.88%
Net charge-offs to average loans	0.05%	0.02%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The Company had nonperforming loans of $218,092 and $287,916 at December 31, 2004 and 2003, respectively. Where real estate acquired by foreclosure and held for sale is included with nonperforming loans, the result comprises nonperforming assets. Nonperforming asset totals at December 31, 2004 and 2003 were the same as nonperforming loan totals. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management has identified no significant impaired loans as of December 31, 2004 and 2003.

Liquidity and Interest Rate Sensitivity

Liquidity describes the Company's ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The total lines of credit available from correspondent banks at December 31, 2004, were $17,400,000. Additionally, the Company has a partially funded line of credit from the Federal Home Loan Bank of Atlanta. This line is secured by the Bank's real estate mortgage loans

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 19.77% of average deposits for 2004, compared to 25.82% for 2003.

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. The Company's investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize the overall interest rate risk to the Company.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2004, is presented in the table "Interest Sensitivity Analysis." The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. The Company was asset sensitive for the first twelve-month time horizon and asset-sensitive thereafter. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2004				
	Within three months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 43,567	$ -	$ -	$ -	$ 43,567
Federal funds sold	1,947,273	-	-	-	1,947,273
Investment securities					
Available for sale	503,513	11,058,612	2,576,656	-	14,138,781
Held to maturity	14,419	1,000,459	4,996,434	-	6,011,312
Other	-	-	-	864,800	864,800
Loans	65,615,166	22,661,977	83,262,892	252,048	171,792,083
Total earning assets	$ 68,123,938	$ 34,721,048	$ 90,835,982	$1,116,848	$ 194,797,816
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 21,248,016	$ -	$ -	$ -	$ 21,248,016
Savings and NOW deposits	45,010,613	-	-	-	45,010,613
Certificates $100,000 and over	1,719,971	1,994,500	14,824,458	-	18,538,929
Certificates under $100,000	4,196,797	8,113,965	34,006,468	51,092	46,368,322
Securities sold under agreements to repurchase	9,085,515	-	1,002,892	-	10,088,407
Notes payable	7,200,000	-	4,000,000	-	11,200,000
Total interest-bearing liabilities	$ 88,460,912	$ 10,108,465	$ 53,833,818	$ 51,092	$ 152,454,287
Period gap	$ (20,336,974)	$ 24,612,583	$ 37,002,164	$1,065,756	$ 42,343,529
Cumulative gap	(20,336,974)	4,275,609	41,277,773	42,343,529	42,343,529
Ratio of cumulative gap to total earning assets	(10.44) %	2.19%	21.19%	21.74%	21.74%

The table "Investment Securities Maturity Distribution and Yields" shows that as of December 31, 2004, $12,562,584 of the investment portfolio matures in one year or less. A substantial portion of the balance of the debt securities matures within five years.

Investment Securities Maturity Distribution and Yields

	2004		2003	
	Carrying Value	Year-end Yield	Carrying Value	Year-end Yield
One year or less	$ 12,562,584	3.85%	$ 8,353,384	4.63%
Over one through five years	7,573,090	3.46%	17,564,696	3.83%
Over ten years	14,419	2.69%	17,164	3.59%
Total U.S. government agency	$ 20,150,093	3.70%	$25,935,244	4.09%

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $13,363,584, or 10.68%, to $138,465,986 in 2004, from $125,102,402 in 2003. Average interest-bearing deposits increased $7,001,815, or 5.94%, to $124,880,175 in 2004, from $117,878,360 in 2003, while average demand deposits increased $4,629,019, or 20.28% to $27,449,971 in 2004, from $22,820,952 in 2003. At December 31, 2004, total deposits were $159,762,826, compared to $147,756,678 at December 31, 2003, an increase of 8.13%.

The following table sets forth the deposits of the Company by category as of December 31, 2004 and 2003, respectively.

	December 31,			
	2004		2003	
	Amount	Percent of deposits	Amount	Percent of deposits
Demand deposit accounts	$ 28,596,460	17.90%	$ 25,022,203	16.93%
Savings and NOW accounts	45,010,613	28.17%	41,724,536	28.24%
Money market and Supernow accounts	21,248,016	13.30%	14,961,431	10.13%
Time deposits less than $100,000	46,368,808	29.02%	47,205,814	31.95%
Time deposits of $100,000 or more	18,538,929	11.61%	18,842,694	12.75%
Total deposits	$159,762,826	100.00%	$147,756,678	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits increased $12,309,913 during 2004. Deposits, and particularly core deposits, have been the Company's primary source of funding and have enabled the Company to meet both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The maturity distribution of the Company's time deposits over $100,000 at December 31, 2004 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More
December 31, 2004

	Within three months	After three through six months	After through twelve months	After twelve months	Total
Certificates of deposit of $100,000 or more	$ 1,719,971	$ 746,454	$1,248,046	$14,824,458	$18,538,929

Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, the Company does not accept brokered deposits.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements". At December 31, 2004 and 2003, the Company and the Bank were considered "well-capitalized". The following table compares the capital ratios of the Company and the Bank with the regulatory minimums.

Analysis of Capital

		December 31, 2004		December 31, 2003	
	Required Minimums	Consolidated Company	Bank	Consolidated Company	Bank
Total risk-based capital ratio	8.0%	13.8%	13.6%	15.5%	15.3%
Tier I risk-based capital ratio	4.0%	13.1%	12.9%	14.6%	14.4%

Accounting Rule Changes

Summarized below are the accounting rule changes impacting financial institutions that were approved during 2004.

FASB Statement No. 151, *Inventory Costs – an Amendment of ARB No. 43, Chapter 4*, is a result of a broader effort by the FASB working with the International Accounting Standards Board to improve comparability of cross-border financial reporting.

FASB Statement No. 152, *Accounting for Real Estate Time-Sharing Transactions,* amends FASB Statement No. 66 *Accounting for Sales of Real Estate* to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2, *Accounting for Real Estate Time Sharing Transactions*. This Statement also amends FASB Statement No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects*, to state that the guidance for
(a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions.

FASB Statement No. 153, *Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29*, eliminates the exception to fair value for exchanges of similar productive assets that was provided in APB Opinion No. 29.

FASB Statement No. 123, *Accounting for Stock-Based Compensation* (Revised 2004) *Share Based Payment*, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, The Statement eliminates the alternative to use the Accounting Principles Board Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally result in recognition of no compensation costs. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. In addition, this Statement amends FASB Statement No. 95, *Statement of Cash Flows* to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. This Statement is effective as of the first interim or annual reporting period that begins after June 15, 2005.

AICPA Statement of Position No. 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*, prohibits the carrying over of valuation allowances in loans and securities acquired in a transfer. At transfer, the assets are to be recorded at the total cash flows expected to be collected. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer Banks.



Seated is E. Roy Owens, Chairman of the Board. Standing from left to right is: Robert W. Clark, Jr., LaMonte E. Cooke, Robert A. Moore, Stefan R. Skipp, Herman E. Hill, Jr., Elmer E. Horsey, William G. Wheatley, Elizabeth Ann Strong, P. Patrick McClary, Alexander P. Rasin, Thomas G. Stevenson,President/CEO/CFO and Gary B. Fellows.

PEOPLES BANCORP, INC. AND SUBSIDIARY

FINANCIAL HIGHLIGHTS
FIVE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002	2001	2000
	(dollars in thousands except per share)				
Deposits	$ 159,763	$ 147,757	$ 138,180	$ 126,194	$ 112,111
Investments, including stock	21,015	26,346	35,777	36,228	26,595
Loans (net of deferred fees and allowance for loan losses)	170,593	137,800	119,535	107,288	98,279
Stockholders' equity before accumulated other comprehensive income	21,121	19,552	18,619	17,860	17,778
Assets	202,946	180,397	169,120	155,543	138,913
Net income	2,889	2,260	2,255	2,080	2,065
Return on average assets	1.54%	1.34%	1.41%	1.43%	1.31%
Return on average equity	13.98%	11.56%	12.43%	11.66%	10.25%
Earnings per share	3.64	2.84	2.80	2.51	2.44
Dividends per share	1.38	1.30	1.23	1.14	1.07
Book value per share before accumulated other comprehensive income	26.77	24.62	23.24	21.93	21.12
Number of shares outstanding	789,012	794,012	801,304	814,312	841,737

PEOPLES BANK OF KENT COUNTY, MARYLAND

COMMITTEES

EXECUTIVE COMMITTEE
Robert A. Moore, Chairman
Two Directors (1)
E. Roy Owens
Thomas G. Stevenson

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Elmer E. Horsey, Vice-Chairman
Gary B. Fellows
P. Patrick McClary
E. Roy Owens
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
Elmer E. Horsey, Chairman
P. Patrick McClary, Vice-Chairman
LaMonte E. Cooke
E. Roy Owens
Thomas G. Stevenson
Elizabeth A. Strong

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Elmer E. Horsey
Thomas G. Stevenson
William G. Wheatley

AUDIT COMMITTEE
Robert A. Moore, Chairman
Elmer E. Horsey, Vice-Chairman
Robert W. Clark, Jr.
Gary B. Fellows
E. Roy Owens

PENSION/PROFIT SHARING 401(K) COMMITTEE
Robert A. Moore, Chairman
Elmer E. Horsey, Vice-Chairman
Thomas G. Stevenson
Elizabeth A. Strong

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

ASSETS

	2004	2003
Cash and due from banks	**$ 3,965,562**	$ 3,479,325
Federal funds sold	**1,947,273**	7,509,247
Securities available for sale	**14,138,781**	22,900,671
Securities held to maturity (fair value of $ **5,954,063** and $3,043,869)	**6,011,312**	3,034,573
Federal Home Loan Bank stock, at cost	**864,800**	410,900
Loans, less allowance for loan losses of $ **1,204,274** and $1,216,881	**170,592,710**	137,799,682
Premises and equipment	**3,794,199**	3,747,201
Accrued interest receivable	**908,069**	897,059
Deferred income taxes	**38,411**	-
Other assets	**684,588**	617,991
	$ 202,945,705	$ 180,396,649

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Deposits		
Noninterest bearing checking	**$ 28,596,460**	$ 25,022,203
Savings and NOW	**45,010,613**	41,724,536
Money market and Super NOW	**21,248,016**	14,961,431
Other time	**64,907,737**	66,048,508
	159,762,826	147,756,678
Securities sold under repurchase agreements and federal funds purchased	**10,088,407**	8,974,509
Federal Home Loan Bank advances	**11,200,000**	3,000,000
Accrued interest payable	**271,081**	312,325
Income taxes payable	**75,677**	38,121
Deferred income taxes	**-**	99,081
Other liabilities	**340,396**	268,354
	181,738,387	160,449,068
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 789,012 shares in 2004 and 794,012 shares in 2003	**7,890,120**	7,940,120
Additional paid-in capital	**2,920,866**	2,920,866
Retained earnings	**10,309,734**	8,691,184
	21,120,720	19,552,170
Accumulated other comprehensive income	**86,598**	395,411
	21,207,318	19,947,581
	$ 202,945,705	$ 180,396,649

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2004	2003
Interest revenue		
Loans, including fees	$ 9,632,923	$ 8,452,807
U.S. government agency securities	849,904	1,219,429
Federal funds sold	36,255	41,599
Other	15,685	16,663
Total interest revenue	10,534,767	9,730,498
Interest expense		
Certificates of deposit of $100,000 or more	617,585	653,172
Other deposits	1,746,543	2,051,685
Borrowed funds	153,336	87,765
Total interest expense	2,517,464	2,792,622
Net interest income	8,017,303	6,937,876
Provision for loan losses	61,500	87,900
Net interest income after provision for loan losses	7,955,803	6,849,976
Noninterest revenue		
Service charges on deposit accounts	727,750	660,349
Other noninterest revenue	210,357	198,349
Total noninterest revenue	938,107	858,698
Noninterest expense		
Salaries	2,051,190	1,922,923
Employee benefits	580,030	651,718
Occupancy	220,885	211,234
Furniture and equipment	188,778	200,517
Other operating	1,205,596	1,128,898
Total noninterest expense	4,246,479	4,115,290
Income before income taxes	4,647,431	3,593,384
Income taxes	1,758,144	1,333,012
Net income	$ 2,889,287	$ 2,260,372
Earnings per common share	$ 3.64	$ 2.84

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
TWO YEARS ENDED DECEMBER 31, 2004

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2002	801,304	$8,013,040	$2,920,866	$ 7,684,854	$669,749	
Net income	-	-	-	2,260,372	-	$ 2,260,372
Unrealized gain (loss) on investment securities available for sale net of income taxes of $173,989	-	-	-	-	(274,338)	(274,338)
Comprehensive income						$ 1,986,034
Repurchase of stock	(7,292)	(72,920)	-	(218,760)	-	
Cash dividend, $1.30 per share	-	-	-	(1,035,282)	-	
Balance, December 31, 2003	794,012	7,940,120	2,920,866	8,691,184	395,411	
Net income	-	-	-	**2,889,287**	-	**$ 2,889,287**
Unrealized gain (loss) on investment securities available for sale net of income taxes of $194,303	-	-	-	-	**(308,813)**	**(308,813)**
Comprehensive income						**$ 2,580,474**
Repurchase of stock	**(5,000)**	**(50,000)**	-	**(175,000)**	-	
Cash dividend, $1.38 per share	-	-	-	**(1,095,737)**	-	
Balance, December 31, 2004	**789,012**	**$7,890,120**	**$2,920,866**	**$10,309,734**	**$ 86,598**	

The accompanying notes are an integral part of these financial statements.



Rock Hall

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2004	2003
Cash flows from operating activities		
Interest received	$ 10,519,265	$ 9,835,970
Fees and commissions received	938,107	833,019
Interest paid	(2,558,708)	(2,837,773)
Cash paid to suppliers and employees	(4,061,993)	(3,909,839)
Income taxes paid	(1,663,531)	(1,227,249)
	3,173,140	2,694,128
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	2,709	2,000,000
Available for sale	8,250,000	10,005,980
Purchase of investment securities		
Held to maturity	(2,983,570)	(3,017,860)
Available for sale	-	-
Purchase of Federal Home Loan Bank stock	(653,100)	(25,200)
Proceeds from redemption of Federal Home Loan Bank stock	199,200	-
Loans made, net of principal collected	(32,837,386)	(18,305,429)
Purchase of premises, equipment, and software	(231,049)	(536,051)
Proceeds from sale of equipment	5,010	-
	(28,248,186)	(9,878,560)
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	(1,140,771)	2,296,985
Other deposits	13,146,919	7,279,827
Securities sold under repurchase agreements and federal funds purchased	1,113,898	3,247,195
Advances under (repayments of) Federal Home Loan Bank advances	8,200,000	(2,000,000)
Dividends paid	(1,095,737)	(1,035,282)
Repurchase of stock	(225,000)	(291,680)
	19,999,309	9,497,045
Net increase (decrease) in cash and cash equivalents	(5,075,737)	2,312,613
Cash and cash equivalents at beginning of year	10,988,572	8,675,959
Cash and cash equivalents at end of year	$ 5,912,835	$10,988,572

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31,

	2004	2003
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 2,889,287	$ 2,260,372
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	12,650	20,938
Provision for loan losses	61,500	87,900
Depreciation and software amortization	178,109	215,371
Deferred income taxes	57,057	(9,223)
Loss (gains) on sales of equipment	969	9,900
Decrease (increase) in		
Accrued interest receivable	(11,010)	131,507
Other assets	(66,634)	49,031
Increase (decrease) in		
Deferred origination fees and costs, net	(17,142)	(46,973)
Income taxes payable, net of refunds	37,556	(24,496)
Accrued interest payable	(41,244)	(45,151)
Other liabilities	72,042	44,952
	$ 3,173,140	$ 2,694,128

The accompanying notes are an integral part of these financial statements.



Galena

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Peoples Bancorp, Inc. (the "Company") is a one-bank holding company. Its wholly-owned subsidiary, Peoples Bank of Kent County, Maryland, (the "Bank") is a financial institution operating primarily in Kent and Queen Anne's Counties, Maryland. The Bank offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, and travelers cheques. The Bank also offers credit card services and discount brokerage services through a correspondent.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the Bank. Intercompany balances and transactions have been eliminated.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at face value, plus deferred origination costs, less deferred origination fees and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Origination fees and costs are recorded as income over the estimated terms of the loans. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment.

Management performs an ongoing review of its portfolio, maintaining a watch list of problem loans. These problem loans are graded and assigned risk-based factors for potential loan losses. The remaining loans are assigned risk-based factors, based on delinquency, loan type, and a review of the individual credits. The total allowance is evaluated based on past loan loss experience and current economic conditions. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans deemed to be uncollectible are charged off and deducted from the allowance. The allowance for loan losses is increased by the current year provision for loan losses and by recoveries on loans previously charged off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of five to ten years for furniture and equipment and ten to forty years for premises.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Bank recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding were 793,343 and 795,860 for 2004 and 2003, respectively. There are no dilutive shares.

2. **Cash and Due From Banks**

The Bank normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $5,326,371 for 2004 and $5,816,491 for 2003.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.



Millington

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities**

Investment securities are summarized as follows:

December 31, 2004	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$13,997,627	$ 146,429	$ 5,275	$14,138,781
Held to maturity				
U. S. government agency	$ 5,996,893	$ -	$ 57,372	$ 5,939,521
Mortgage-backed securities	14,419	123	-	14,542
	$ 6,011,312	$ 123	$ 57,372	$ 5,954,063
December 31, 2003				
Available for sale				
U. S. government agency	$22,256,155	$ 644,516	$ -	$22,900,671
Held to maturity				
U. S. government agency	$ 3,017,409	$ 9,201	$ -	$ 3,026,610
Mortgage-backed securities	17,164	95	-	17,259
	$ 3,034,573	$ 9,296	$ -	$ 3,043,869

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2004	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 11,478,014	$ 11,562,125	$ 1,000,459	$ 992,400
Over one to five years	2,519,613	2,576,656	4,996,434	4,947,121
Mortgage-backed	-	-	14,419	14,542
	$ 13,997,627	$ 14,138,781	$ 6,011,312	$ 5,954,063
Pledged securities	$ 6,704,998	$ 6,779,915	$ 1,725,188	$ 1,711,481
December 31, 2003				
Maturing				
Within one year	$ 8,255,144	$ 8,353,384	$ -	$ -
Over one to five years	14,001,011	14,547,287	3,017,409	3,026,610
Mortgage-backed	-	-	17,164	17,259
	$ 22,256,155	$ 22,900,671	$ 3,034,573	$ 3,043,869
Pledged securities	$ 10,259,738	$ 10,578,092	$ -	$ -

Investments are pledged to secure the deposits of federal and local governments and as collateral on repurchase agreements.

As of December 31, 2004, there are eight securities, with a fair value of $7,931,873, that have unrealized losses totaling $62,647. They have all been in the unrealized loss position for less than 12 months.

All unrealized losses on securities as of December 31, 2004 are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. The Bank has the intent and ability to hold the securities to maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses**

Major classifications of loans as of December 31, are as follows:

	2004	2003
Commercial	$ 29,907,330	$ 24,491,326
Real estate		
Residential	51,490,957	44,920,067
Commercial	68,912,371	55,686,064
Construction	13,939,344	6,953,199
Consumer	7,542,081	6,978,148
	171,792,083	139,028,804
Deferred fees, net of deferred costs	4,901	(12,241)
Allowance for loan losses	(1,204,274)	(1,216,881)
	$ 170,592,710	$ 137,799,682

Final maturities of the loan portfolio are as follows:

	2004	2003
Within ninety days	$ 65,627,257	$ 49,904,055
Over ninety days to one year	22,649,886	16,469,610
Over one year to five years	83,262,892	72,304,355
Over five years	252,048	350,784
	$ 171,792,083	$ 139,028,804

Transactions in the allowance for loan losses were as follows:

	2004	2003
Beginning balance	$ 1,216,881	$ 1,159,910
Provision charged to operations	61,500	87,900
Recoveries	9,844	5,817
	1,288,225	1,253,627
Loans charged off	83,951	36,746
Ending balance	$ 1,204,274	$ 1,216,881

Management has identified no significant impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2004	2003
Loan balances	$ 12,092	$ 98,419
Interest not accrued	251	1,957

Amounts past due 90 days or more at December 31, including nonaccrual loans, are as follows:

	2004	2003
Demand and time	$ -	$ 84,645
Mortgage	185,845	183,344
Installment	32,247	19,927
	$ 218,092	$ 287,916

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2004	2003
Check loan lines of credit	$ 745,098	$ 693,553
Mortgage lines of credit	14,113,824	11,301,468
Other lines of credit	12,880,970	8,298,066
Undisbursed construction loan commitments	7,013,817	5,626,555
	$ 34,753,709	$ 25,919,642
Standby letters of credit	$ 2,056,715	$ 2,199,496

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Bank's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Bank will incur by the funding of these commitments.

The Bank lends to customers located primarily in and near Kent and Queen Anne's Counties, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2004	2003
Land	$ 1,549,965	$ 1,549,115
Premises	2,949,047	2,980,449
Furniture and equipment	1,865,644	1,755,805
	6,364,656	6,285,369
Accumulated depreciation	2,570,457	2,538,168
Net premises and equipment	$ 3,794,199	$ 3,747,201
Depreciation expense	$ 178,073	$ 207,216

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2004	2003
Within one year	$ 16,025,716	$ 17,342,606
Over one to two years	16,283,566	7,041,801
Over two to three years	18,643,709	16,185,058
Over three to five years	13,903,654	25,446,755
Over five years	51,092	32,288
	$ 64,907,737	$ 66,048,508

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $18,538,931 and $18,842,694 as of December 31, 2004 and 2003, respectively.

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent overnight borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Bank and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2004	2003
Maximum month-end amount outstanding	$ 8,557,903	$ 8,925,864
Average amount outstanding	5,759,429	4,857,045
Average rate paid during the year	0.62%	0.86%
Investment securities underlying agreements at year-end		
Carrying value	6,290,636	4,536,082
Estimated fair value	6,276,929	4,637,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. **Notes Payable and Lines of Credit**

The Company may borrow up to approximately 14% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans.

The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the Federal Home Loan Bank as of December 31, 2004 and 2003 are summarized as follows:

Maturity date	Interest rate	2004 Balance	2003 Balance
April 1, 2005	1.66%	$ 1,000,000	$ 1,000,000
March 17, 2006	variable	1,000,000	-
March 17, 2006	variable	1,000,000	-
Immediately	variable	5,200,000	-
April 1, 2005	2.41%	1,000,000	-
December 8, 2006	variable	1,000,000	-
December 8, 2006	2.97%	1,000,000	-
April 1, 2004	1.26%	-	1,000,000
October 1, 2004	variable	-	1,000,000
		$ 11,200,000	$ 3,000,000

In addition to the line from the FHLB, the Bank has lines of credit of $17,400,000 in unsecured overnight federal funds and $3,000,000 in secured overnight federal funds at December 31, 2004. As of December 31, 2004, the Bank had borrowed $5,120,000 under the unsecured federal funds lines of credit.

9. **Income Taxes**

The components of income tax expense are as follows:

	2004	2003
Current		
Federal	$ 1,439,202	$ 1,173,509
State	261,885	168,726
	1,701,087	1,342,235
Deferred	57,057	(9,223)
	$ 1,758,144	$ 1,333,012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. **Income Taxes** (Continued)

The components of the deferred income tax expense are as follows:

	2004	2003
Provision for loan losses	$ 4,816	$ (22,002)
Prepaid pension costs	17,436	13,729
Depreciation	39,943	3,589
Discount accretion	12,138	8,551
Foreclosed real estate	1,158	(1,158)
Nonaccrual interest	659	1,298
Deferred compensation	(19,093)	(13,230)
	$ 57,057	$ (9,223)

The components of the net deferred income tax asset (liability) are as follows:

	2004	2003
Deferred income tax assets		
Allowance for loan losses	$ 336,161	$ 340,977
Deferred compensation	109,484	90,391
Foreclosed real estate	-	1,158
Nonaccrual interest	97	756
	445,742	433,282
Deferred income tax liabilities		
Depreciation	126,573	86,630
Discount accretion	39,966	27,828
Prepaid pension costs	186,236	168,800
Unrealized gain on investment securities available for sale	54,556	249,105
	407,331	532,363
Net deferred income tax asset (liability)	$ 38,411	$ (99,081)

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2004	2003
Tax at statutory federal income tax rate	34.0 %	34.0 %
Tax effect of		
Tax-exempt income	(0.1)	(0.1)
State income taxes, net of federal benefit	3.8	3.1
Other, net	0.1	0.1
	37.8 %	37.1 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. **Profit Sharing Plan**

The Bank has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The Bank contributes 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Bank may make discretionary contributions to the Plan in amounts approved by the Board of Directors. The Bank's contributions to the plan, included in expenses for 2004 and 2003, were $38,860 and $38,581, respectively.

11. **Pension**

The Bank has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Bank.

The following table sets forth the financial status of the plan at December 31:

	2004	2003
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,809,209	$ 1,627,676
Actual return on plan assets	57,280	66,935
Employer contribution	153,802	125,516
Benefits paid	(589,051)	(10,918)
Fair value of plan assets at end of year	1,431,240	1,809,209
Change in benefit obligation		
Benefit obligation at beginning of year	1,890,598	1,617,521
Service cost	93,593	84,200
Interest cost	106,452	120,872
Benefits paid	(589,051)	(10,918)
Actuarial gain (loss)	80,413	78,923
Benefit obligation at end of year	1,582,005	1,890,598
Funded status	(150,765)	(81,389)
Unamortized prior service cost	(9,644)	(11,021)
Unrecognized net loss	653,608	545,950
Unamortized net obligation from transition	(10,973)	(16,462)
Prepaid pension expense included in other assets	$ 482,226	$ 437,078
Accumulated benefit obligation	$ 843,696	$ 1,233,644

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2004	2003
Service cost	**$ 93,593**	$ 84,200
Interest cost	**106,452**	120,872
Expected return on assets	**(104,901)**	(124,240)
Amortization of transition asset	**(5,489)**	(5,489)
Amortization of prior service cost	**(1,377)**	(1,377)
Amortization of loss	**20,376**	16,000
Net pension expense	**$ 108,654**	$ 89,966

Assumptions used in the accounting for net pension expense were:

	2004	2003
Discount rates	**7.5%**	7.5%
Rate of increase in compensation level	**5.0%**	5.0%
Long-term rate of return on assets	**7.5%**	7.5%

The Company intends to contribute approximately $160,000 to the Plan in 2005.

Benefits paid from the Plan are expected to be as follows:

Year	Amount
2005	$ 9,890
2006	18,885
2007	23,173
2008	31,705
2009	37,590
2010-2014	236,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Noninterest Expenses

Other noninterest expenses consist of the following:

	2004	2003
Data processing and correspondent fees	$ 496,014	$ 440,088
Directors' fees	121,225	117,564
Professional fees	69,344	50,860
Postage	65,021	63,944
Office supplies	53,286	63,509
Public relations and contributions	52,613	56,968
Printing and stationery	44,767	46,494
Advertising	36,915	33,830
Regulatory assessments	35,877	35,416
Telephone	29,525	30,206
Insurance	28,820	26,035
Loan product costs	27,149	20,994
Other	145,040	142,990
	$ 1,205,596	$ 1,128,898

13. Insider Loans and Deposits

In the normal course of banking business, loans are made to senior officers and directors of the Bank as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2004	2003
Beginning loan balances	$ 4,554,893	$ 3,647,901
Advances	8,329,073	3,537,065
Repayments	(7,163,934)	(2,630,073)
Change in related parties	(93,571)	-
Ending loan balances	$ 5,626,461	$ 4,554,893

Deposits from senior officers and directors and their related interests were $5,034,623 as of December 31, 2004 and $4,609,240 as of December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Capital Standards

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2004 and 2003, the capital ratios and minimum capital requirements of the Bank are as follows:

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004						
Total capital (to risk-weighted assets)	**$ 22,017**	**13.6%**	**$ 12,938**	**8.0%**	**$ 10,172**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$ 20,813**	**12.9%**	**$ 6,469**	**4.0%**	**$ 9,703**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$ 20,813**	**10.6%**	**$ 7,826**	**4.0%**	**$ 9,783**	**5.0%**
December 31, 2003						
Total capital (to risk-weighted assets)	$ 20,464	15.3%	$ 10,695	8.0%	$ 13,369	10.0%
Tier 1 capital (to risk-weighted assets)	$ 19,247	14.4%	$ 5,347	4.0%	$ 8,021	6.0%
Tier 1 capital (to average fourth quarter assets)	$ 19,247	10.7%	$ 7,208	4.0%	$ 9,009	5.0%

Tier 1 capital consists of common stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.



Washington Ave.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. **Fair Value of Financial Instruments**

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

	December 31,			
	2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	$ 3,965,562	$ 3,965,562	$ 3,479,325	$ 3,479,325
Federal funds sold	1,947,273	1,947,273	7,509,247	7,509,247
Investment securities (total)	20,150,093	20,092,845	25,935,244	25,944,540
Loans, net	170,592,710	170,390,911	137,799,682	137,907,663
Federal Home Loan Bank stock	864,800	864,800	410,900	410,900
Accrued interest receivable	908,069	908,069	897,059	897,059
Financial liabilities				
Noninterest-bearing deposits	$ 28,596,460	$ 28,596,460	$ 25,022,203	$ 25,022,203
Interest-bearing deposits and overnight borrowings	141,254,773	142,710,301	131,708,984	134,973,598
Federal Home Loan Bank advances	11,200,000	11,181,489	3,000,000	2,996,465
Accrued interest payable	271,081	271,081	312,325	312,325

The fair value of securities is estimated using a matrix that considers yield to maturity, credit quality, and marketability.

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information**

The balance sheets, statements of income, and cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2004	December 31, 2003
Assets		
Cash	$ 312,483	$ 309,123
Investment in subsidiary	20,899,458	19,642,117
Income tax refund receivable	3,917	1,995
Total assets	$ 21,215,858	$ 19,953,235
Liabilities and Stockholders' Equity		
Other liabilities	$ 8,540	$ 5,654
Stockholders' equity		
Common stock	7,890,120	7,940,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	10,309,734	8,691,184
Accumulated other comprehensive income	86,598	395,411
Total stockholders' equity	21,207,318	19,947,581
Total liabilities and stockholders' equity	$ 21,215,858	$ 19,953,235

Statements of Income	Years Ended December 31, 2004	Years Ended December 31, 2003
Interest revenue	$ 3,428	$ 5,761
Dividends from subsidiary	1,330,737	1,326,962
Equity in undistributed income of subsidiary	1,566,154	937,284
	2,900,319	2,270,007
Expenses		
Professional fees	14,744	6,760
Other	205	4,870
	14,949	11,630
Income before income taxes	2,885,370	2,258,377
Income tax expense (benefit)	(3,917)	(1,995)
Net income	$ 2,889,287	$ 2,260,372

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

Statements of Cash Flows	Years Ended December 31, 2004	2003
Cash flows from operating activities		
Interest and dividends received	$ 1,334,165	$1,332,723
Income taxes refunded (paid)	1,995	4,116
Cash paid for operating expenses	(12,063)	(10,576)
	1,324,097	1,326,263
Cash flows from financing activities		
Dividends paid	(1,095,737)	(1,035,282)
Repurchase of stock	(225,000)	(291,680)
	(1,320,737)	(1,326,962)
Net increase (decrease) in cash	3,360	(699)
Cash at beginning of year	309,123	309,822
Cash at end of year	$ 312,483	$ 309,123
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 2,889,287	$2,260,372
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed net income of subsidiary	(1,566,154)	(937,284)
Increase (decrease) in accrued expenses	2,886	1,054
(Increase) decrease in income tax refund receivable	(1,922)	2,121
	$ 1,324,097	$1,326,263

17. **Quarterly Results of Operations (Unaudited)**

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2004				
Interest revenue	$ 2,838	$ 2,680	$ 2,550	$ 2,466
Interest expense	650	631	608	628
Net interest income	2,188	2,049	1,942	1,838
Provision for loan losses	-	32	23	7
Net income	843	715	672	659
Comprehensive income	767	691	476	647
Earnings per share	$1.06	$0.90	$0.85	$0.83
2003				
Interest revenue	$ 2,462	$ 2,423	$ 2,424	$ 2,421
Interest expense	674	676	715	727
Net interest income	1,788	1,747	1,709	1,694
Provision for loan losses	-	-	85	3
Net income	600	585	503	572
Comprehensive income	493	368	601	524
Earnings per share	$0.76	$0.74	$0.63	$0.71

OFFICERS AND STAFF OF PEOPLES BANK


L. Susan Barnhardt
Ass't Vice President
11 years


Elisabeth A. Baugher
Floating Teller/CSR
7 months


Margaret A. Black
Teller
28 years


Stacey M. Boothe
Loan Clerk
3 years


Peggy M. Christian
CSR
17 years


Debra A. Conner
Galena Branch Manager
19 years


Harriet P. Creighton
Rock Hall Branch Manager
30 years


Regina K. Crites
Teller
5 years


Leslie J. Cryder
Teller
8 months


Sarah A. Darrah
Teller
2 years


Janice L. Dey
Teller
18 years


Katie E. DiSano
Head Teller Trainee
2 years


Tammy L. Dlugoborski
Loan Clerk
17 years


Sheila M. Dwyer
CSR
14 years


Donna H. Edwards
Head Teller
23 years


Marion "Chip" Everett
Business Development Officer
7 months

OFFICERS AND STAFF OF PEOPLES BANK


Grace M. Eyler
Accounting Clerk
17 years


Terri L. Garvey
Senior Loan Officer &
Branch Administrator
26 years


Anjanette S. Graves
Teller
4 years


Elizabeth M. Green
CSR
4 years


Mary M. Guseman
CSR
7 years


R. Michael Hart
Collections Officer
20 years


Anita T. Hayes
Head Teller
3 years


Eva W. Hickman
Millington Branch Manager
7 years


Sandra J. Joiner
Assistant Branch Manager
28 years


Jane W. Kennedy
CSR/Teller
17 years


Mary Ann Landa
Loan Clerk
5 years


Lori A. Larrimore
Teller
3 years


Gwendolyn A. Lomax
Part Time Teller
1 month


Tina P. Lusby
Accounting Clerk
16 years


H. Lawrence Lyons
Chief Operating Officer/Cashier
Executive Vice President
27 years


S. Henrietta Maloney
Compliance Officer
18 years

OFFICERS AND STAFF OF PEOPLES BANK



Heidi L. Manning
Main Office Branch Manager
17 years



Mary Kay McHenry
Bookkeeping Supervisor
27 years



Sarah Amanda Miller
Bookkeeper
2 years



Shirley H. Patrick
Teller
Recently Hired in 2005



Tracy A. Piasecki
Teller
4 years



Kay B. Pinder
Assistant Branch Manager
19 years



Ina May P. Reed
Auditor
22 years



Isabella V. Sampson
CSR/Teller
6 years



Doris H. Schauber
Teller
17 years



David N. Shields
Teller
8 months



Sandra M. Squires
Head Teller
6 years



Joan E. Stevens
Teller
19 years



Thomas G. Stevenson
President/CEO/CFO
20 years



Jayme D. Stoltzfus
Part Time Teller
3 years



Denise M. Sudnick
Loan Dept. Supervisor
6 years



Sharon L. Sutton
Loan Clerk
9 years

OFFICERS AND STAFF OF PEOPLES BANK



Carol G. Taylor
Part Time Teller
2 years



Clara B. Taylor
Teller
4 years



Jennifer J. Teat
CSR
10 years



Noralene "Hope" Thomas
Bookkeeper
25 years



Heather D. Thompson
Teller
4 years



Lacey M. Townsend
Teller
7 months



Thomas A. Tucker
Senior Business Development Officer
Executive Vice President
8 years



Cecil A. Unruh
Washington Ave. Branch Manager
26 years



Stephanie L. Usilton
Human Resources Officer
18 years



Jo Ann T. Wagner
CSR
10 years



Lori A. Welch
Telephone Operator
8 months



William G. Wheatley
Loan Administrator
Executive Vice President
24 years



Alicin L. Wilson
Loan Clerk
8 years



Donnie Yerkie
Part Time Teller
2 years

ROWLES
& Company, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Peoples Bancorp, Inc. and Subsidiary
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
January 14, 2005

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990, FAX 410-583-7061
Website: www.Rowles.com

94 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com

PRINTED ON RECYCLED PAPER